Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of June, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No             X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 Market Announcement

São Paulo, June, 30, 2017 – Ultrapar Participações S.A. announces that the General Superintendence of the Administrative Council of Economic Defense (“SG – CADE”) issued a reasoned decision today, declaring that the Concentration Act No. 08700.002155/2017-51 (“Decision”) relating to the acquisition of Liquigás Distribuidora S.A. by Companhia Ultragaz S.A. is considered complex.

The Decision is a procedural act process established in Article 56 of Law No. 12,529/2011 and in Article 160 of Internal Regulation of CADE and enables SG-CADE to determine the performance of complementary instruction, specifying the necessary measures, and allowing the competition authority, if it deems necessary, to require an extension of the term up to 90 days (changing the deadline from 240 to 330 days).

The SG–CADE determined the following measures must be carried out, without limitation to others: (i) to wait for information already requested that will support the analysis by SG – CADE and the Department of Economic Studies of CADE in the elaboration of a quantitative study regarding the competitive impacts resulting from the operation; (ii) to require information from bottle suppliers; (iii) to require information from competitors and clients on the LPG market such as propellant in aerosols; (iv) to require the parties to indicate the measures to be taken so that the alleged economic efficiencies generated by the operation are shared with consumers.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Market Announcement)